SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

Amendment No.:                     [  ]  *

Name of Issuer:                    RALCORP HOLDINGS INC.

Title of Class of Securities:      COMMON

CUSIP Number:                      75102810


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75102810
------------------------------------


1.  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.

             First Manhattan Co.         13-1957714

2. CHECK THE APPROPRIATE BOX IF
             A MEMBER OF A GROUP:
                                                                      (a) [   ]
                                                                      (b) [ X ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION:                     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER:                                       69,000


6.  SHARED VOTING POWER:                                  3,151,656


7.  SOLE DISPOSITIVE POWER:                                  69,000


8.  SHARED DISPOSITIVE POWER:                             3,254,405


9.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                      3,323,405**


10.  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES                     [   ]


11.  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW 9:                                      10.1%


12.  TYPE OF REPORTING PERSON:

             BD, IA, PN
------------------------------------------------------------------------------
------------
(** includes 109,200 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes.
First Manhattan Co. disclaims dispositive power as to 0 shares and beneficial ownership as to 109,200 shares.)

Item 1(a)    Name of Issuer:                      RALCORP HOLDING CO.

Item 1(b)    Address of Issuer's Principal
                   Executive Offices:                    800 MARKET STREET

                                                         ST. LOUIS, MO 63101

Item 1(d)    Title of Class of Securities:               COMMON

Item 1(e)    CUSIP Number:                               75102810

Item 2(a)    Name of Person Filing:                      First Manhattan Co.

Item 2(b)    Address of Principal Business Office:       437 Madison Avenue
                                                         New York, NY  10022

Item 2(c)    Citizenship:                                U.S.A.

Item 3       Check whether the person filing is a:

Item 3(a) X Broker or Dealer registered under Section 15 of the Act.

Item 3(d) X Investment  Advisor registered under Section 203 of the Investment Advisors Act of 1940.

Item 3(b) (c) (e) (f) (g) (h) - not applicable.

Item 4(a)    Amount Beneficially Owned:                          3,323,405**

Item 4(b)    Percent of Class:

Item 4(c)    Number of shares as to which such person has:
             (i) sole power to vote or to direct the vote              69,000

             (ii) shared power to vote or to direct the vote        3,151,656

             (iii) sole power to dispose or to direct the
                      disposition of                                   69,000

             (iv) shared power to dispose or to direct the
                      disposition                                   3,254,405

Item 5       Ownership of Five Percent or Less of Class:                [   ]

Item 6       Ownership of More than Five Percent
                      on Behalf of Another Person:
                                                                         N/A
---------------------------------------------------------------------
(** includes 109,200 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes.
First Manhattan Co. disclaims dispositive power as to 0 shares and beneficial ownership as to 109,200 shares.)

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
             Holding Company.
                                                                Not applicable

Item 8       Identification and Classification of Members of the
             Group.
                                                                Not applicable

Item 9       Notice of Dissolution of Group.
                                                                Not applicable

Item 10      Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  JULY 8, 1997



/s/ Neal K. Stearns
-------------------------------------------------
Signature


-------------------------------------------------
Neal K. Stearns, General Partner
-------------------------------------------------
Name/Title